UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

_____________________________________

TEAM, Inc.
(Name of Issuer)

Common Stock, par value $0.30
(Title of Class of Securities)

878155100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

_____________________________________

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons APSC Holdco II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,404,019(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,404,019 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,404,019 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 3,404,019 shares of Common Stock acquirable in respect of 3,404,019 warrants to purchase shares of common stock of the Issuer (the “Warrants”).

(2) Calculated based on (i) 30,980,014 shares of common stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021 and (ii) 3,404,019 shares of common stock issuable in connection with the exercise of the 3,404,019 Warrants.

1.	Names of Reporting Persons Atlantic Park Strategic Capital Parallel Master Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,404,019(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,404,019(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,404,019(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 3,404,019 shares of common stock acquirable in respect of 3,404,019 Warrants.

(2) Calculated based on (i) 30,980,014 shares of common stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021 and (ii) 3,404,019 shares of common stock issuable in connection with the exercise of the 3,404,019 Warrants.

1.	Names of Reporting Persons Iron Park Capital Partners, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,404,019(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,404,019(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,404,019(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 3,404,019 shares of common stock acquirable in respect of 3,404,019 Warrants.

(2) Calculated based on (i) 30,980,014 shares of common stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021 and (ii) 3,404,019 shares of common stock issuable in connection with the exercise of the 3,404,019 Warrants.

Item 1(a).	Name of Issuer

TEAM, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

13131 Dairy Ashford, Suite 600

Sugar Land, Texas 77478

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	APSC Holdco II, L.P. (“APSC Holdco II”)

(ii)	Atlantic Park Strategic Capital Parallel Master Fund, L.P. (“Atlantic Park”)

(iii)	Iron Park Capital Partners, LP (“Iron Park”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Iron Park Capital Partners

527 Madison Avenue, 25th Floor

New York, NY 10022

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.30 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number

878155100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

APSC Holdco II directly holds 5,000,000 Warrants to acquire common stock, provided that, pursuant to a notice dated February 10, 2022 from APSC Holdco II to the Issuer, such Warrants are subject to a conversion cap effective February 10, 2022. Pursuant to such conversion cap, the portion of such Warrants that may be exercised at any time is limited to the amount which would result in the Reporting Persons beneficially owning a maximum of 9.9% of the outstanding Common Stock (inclusive of shares issued in respect of such exercise). As such, 3,404,019 Warrants are currently exercisable based on the 30,980,014 shares of Common Stock outstanding.

Atlantic Park is the sole beneficial owner of APSC Holdco II. Pursuant to an Investment Management Agreement, dated July 6, 2020, Atlantic Park and certain of its affiliates have delegated their voting and dispositive power over their direct and indirect investments (including the Shares) to Iron Park and GASC APF, L.P. (“GASC APF”) and appointed each of them to jointly act as investment advisers. The filing of this Statement shall not be construed as an admission that any of the aforementioned entities or the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

GASC APF will file a separate Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

APSC HOLDCO II, L.P.

By:	/s/ George Fan
Name:	George Fan
Title:	Authorized Signatory

ATLANTIC PARK STRATEGIC CAPITAL PARALLEL MASTER FUND, L.P.

By: Atlantic Park Strategic Capital Fund GP, L.P., its general partner

By: Atlantic Park UGP, LLC, its general partner

By:	/s/ George Fan
Name:	George Fan
Title:	Authorized Signatory

IRON PARK CAPITAL PARTNERS, LP

By: Iron Park Capital Partners, LLC, its general partner

By:	/s/ George Fan
Name:	George Fan
Title:	Authorized Signatory

EXHIBIT LIST

Exhibit 99.1 Joint Filing Agreement, dated as of February 16, 2021, by and among APSC Holdco II, L.P., Atlantic Park Strategic Capital Parallel Master Fund, L.P. and Iron Park Capital Partners, LP (incorporated by reference to Exhibit A to that certain Schedule 13G filed on February 16, 2021 by the Reporting Persons with the Securities and Exchange Commission).